DNB Financial Corporation 4 Brandywine Avenue Downingtown, PA 19335

Tel 610.269.1040. * Fax 484.359.3176 * www.dnbfirst.com

September 29, 2005

By Edgar Correspondence and Facsimile to 202-772-9208

United States Securities and Exchange Commission
Donald Walker
Senior Assistant Chief Accountant
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. Walker:

Re:	DNB Financial Corporation
Form 10-K
Filed March 10, 2005
File No. 000-16667

In your letter dated September 23, 2005, you had requested an explanation of why the management of DNB Financial Corporation “DNB” believes that we will not realize the benefits of the deferred tax asset related to the impairment of DNB’s Preferred Stock given that we have a history of gains on sales of available-for-sale securities.

As stated in my September 19, 2005 letter to you, the perpetual preferred agency securities that DNB owned at December 31, 2004 (“Preferred Stock”) were “Capital Assets” as defined under Internal Revenue Code (IRC) Section 1221. In the above referenced 10-K filed March 10, 2005, DNB reported net gains (losses) on sales of available for sale securities of ($16,000), ($362,000) and $165,000 for 2004, 2003 and 2002, respectively, none of which was related to “Capital Assets”. In the same report under “Footnote 2 - Investment Securities” DNB reported the estimated fair value of our available-for-sale securities at $132,288,000.

Only $7,653,000 of the $132,288,000 were “Capital Assets” as defined under IRC Section 1221. The $7,653,000 of Preferred Stock represented DNB’s carrying value after the $2.3 million other-than-temporary impairment charge taken in the 4th Quarter 2004. The remainder of these securities are investments that are represented by evidence of indebtedness and are considered “Ordinary Assets” for income tax purposes for a financial institution under IRC Section 582(a). There were no other securities that qualified as “Capital Assets” in the available-for-sale portfolio.

Management did not anticipate that the $7,653,000 of preferred stock would recover in value before they were sold for the six (6) reasons stated in my September 19, 2005 letter (page 2, number 2).

United States Securities and Exchange Commission
Donald Walker
Senior Assistant Chief Accountant
September 29, 2005

In addition, since the remainder of the AFS portfolio did not include any securities that qualified as “Capital Assets”, no gains coming from the sale of any securities could be used to realize the benefits of the deferred tax asset related to the impairment of DNB’s Preferred Stock. In addition, DNB has no intention of purchasing any additional securities that would qualify as “Capital Assets” in the future.

It is management’s intent to include requested revisions, if any, in future filings and we would be happy to provide any requested supplemental information.

In addition, DNB Financial Corporation (“the Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please do not hesitate to contact me at 610-873-5253 or at Bmoroney@DNBFirst.com.

Sincerely,
/S/Bruce E. Moroney

Bruce E. Moroney
Executive Vice President
Chief Financial Officer

cc:	John Depman, KPMG LLP
Carlo Toscano, KPMG LLP
David Scranton, Stradley, Ronon, Stevens and Young